                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. _______________)1




                           The Navigators Group, Inc.
                    ---------------------------------------
                                (Name of Issuer)


                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)


                                   638904 10 2
                    ---------------------------------------


                                 (CUSIP Number)





     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------                                        ------------------
CUSIP NO. 638904 10 2                  13G                     Page 2 of 4 Pages
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Marc M. Tract
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OR ORGANIZATION

                U.S.A.

--------------------------------------------------------------------------------
                    5        SOLE VOTING POWER

                                   931,611

    NUMBER OF     --------------------------------------------------------------
     SHARES         6        SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                       98,072
      EACH
    REPORTING     --------------------------------------------------------------
     PERSON         7        SOLE DISPOSITIVE POWER
      WITH
                                   931,611

                  --------------------------------------------------------------
                    8        SHARED DISPOSITIVE POWER

                                   98,072

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,029,683 **

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|


--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               12.58%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 1,028,126 shares as trustee under 11 instruments of trust, 10 of such trusts, aggregating 978,326 shares, the filing person disclaims beneficial ownership.

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Item 1(a). Name of Issuer:

           The Navigators Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           123 William Street
           New York, NY 10038

Item 2(a). Name of Person Filing:

           Marc M. Tract

Item 2(b). Address of Principal Business Office, or, if None, Residence.

           575 Madison Avenue
           New York, NY 10022

Item 2(c). Citizenship:

           U.S.A.

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP NUMBER:

           638904 10 2

Item 3.    Not applicable.

Item 4.    Ownership.

          (a)  Amount beneficially owned:
                  1,029,683 *

          (b)  Percent of class:  12.58%

          (c)  Number of shares as to which the reporting person has:

                  (i) Sole power to vote or to direct the vote:  931,611

                  (ii) Shared power to vote or to direct the vote:  98,072

                  (iii) Sole power to dispose or to direct the disposition of:
                        931,611

                  (iv) Shared power to dispose or to direct the disposition of:
                       98,072


----------

* Includes 1,028,126 shares as trustee under 11 instruments of trust, 10 of such trusts, aggregating 978,326 shares, the filing person disclaims beneficial ownership.


                                Page 3 of 4 pages

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Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Marc M. Tract is either the sole trustee or co-trustee of 11 trusts which own shares of the issuer. Beneficiaries of each trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No beneficiary has an interest which amounts to 5% or more of the outstanding shares of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1997

                                            ------------------------------------
                                            Signature



                                            Marc M. Tract
                                            ------------------------------------
                                            Name




                                Page 4 of 4 pages